Mail Stop 4561

January 9, 2007

Kit Tsui
Chief Financial Officer
Sigma Designs, Inc.
1221 California Circle
Milpitas, CA 95035

       Re: **Sigma Designs, Inc.**
               Form 10-K for the Fiscal Year Ended
               January 28, 2006
               Filed May 8, 2006
               Form 10-Q filed June 8, 2006
               Forms 8-K filed July 26, 2006
               File No. 001-32207

Dear Ms. Tsui:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed May 8, 2006

Major Customers, page 35

1.   We note your disclosures throughout your Form 10-K where you indicate that certain customers in Asia and Europe accounted for greater than 10% of the Company's revenues. Tell us how you considered Item 101(c)(vii) of Regulation S-K to disclose the name of any customer and its relationship, if any, to the Company or its subsidiaries, if sales to the customer are equal to or greater than

10% of the Company's consolidated revenues and if the loss of such customer would have a material adverse effect on the Company.

Note 1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

2.   We note in your disclosure that you recognize revenue in accordance with SAB 104. However, we note throughout your discussion in the Business section of your 10-K that you develop software solutions and/or compliment your silicon technology with embedded software. Additionally, we also note your discussion on page F-11 related to your accounting policy for computer software development costs incurred. As a result of these disclosures, tell us how you considered recognizing revenue related to this software and embedded software in accordance with SOP 97-2, Software Revenue Recognition. In this regard, specifically address paragraph 2 of SOP 97-2 in your response.

Form 10-Q filed June 8, 2006

Note 10. Acquisition, page 16

3.   We note that in connection with your acquisition of Blue7 Communications, you allocated and capitalized $5.3 million related to in-process research and development which is being amortized over an estimated useful life of seven years. Tell us how you considered the guidance under FIN 4 and SFAS 2 in determining your accounting for the acquired in-process research and development. In this regard, tell us how you met the test of alternative future use for such costs in accordance with paragraphs 11(a) or 11(c) of SFAS 2. Additionally, tell us what this technology represents and why you believe an estimated useful life of seven years is appropriate. Please advise.

Item 4. Controls and Procedures

Control Deficiencies Not Constituting Material Weaknesses, page 32

4.   We note in your disclosure that management identified certain deficiencies in your internal control over financial reporting that did not constitute material weaknesses. Based on your disclosure, it is not clear whether these deficiencies impacted your financial statements or resulted in any adjustments to your financial statements. Tell us specifically what periods these deficiencies existed, what the deficiencies relate to and the impact these deficiencies had on your financial statements. Additionally, tell us whether any post-closing adjustments

were made, including the dollar amounts, to the Company's books and records
and its financial statements as a result of these deficiencies.

Exhibit 31.1 and 31.2

5.   Tell us what consideration you have given to including a reference to internal
controls over financial reporting in your 302 certifications. We refer you to SEC
Release No. 33-8238 Management's Reports on Internal Control Over Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Form 8-K filed July 26, 2006

6.   We note from your disclosure in your 8-K filed July 26, 2006 that an internal
investigation has commenced relating to questions regarding past stock option
grants, the timing of such grants and related accounting matters. Please tell us the
current status of these reviews including whether any determination has been
made regarding potential restatements to your financial statements. Also, please
tell us and explain what consideration you have given to the accounting and
disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN
14, "Reasonable Estimation of the Amount of a Loss." In this regard, tell us what
consideration you gave to including disclosure and discussion of this issue's
potential impact on the qualification of the Company's stock option plan, claims
or litigation by affected option and stockholders, and possible legal or regulatory
action by the Internal Revenue Service or other regulatory bodies.

* * * * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief